UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

FX ENERGY, INC.

(Name of Subject Company (Issuer))

KIWI ACQUISITION CORP.

(Name of Filing Persons: Offeror))

a wholly-owned subsidiary of

ORLEN UPSTREAM SP. Z O.O.

(Names of Filing Persons; Parent of Offeror)

Common Stock, par value $0.001

(Title of Class of Securities)

302695101

(CUSIP Number of Class of Securities)

Grzegorz Derecki

Head of Legal

Orlen Upstream Sp. z o.o.

ul.Prosta 70

00-838, Warszawa Poland

(+48) 22 778 02 00

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Dennis Block

Greenberg Traurig, LLP

Met Life Building

200 Park Avenue

New York, NY 10166

(212) 801-9200

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$63,099,644.40	$6,354.13

(1)                                  Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $1.15, the per share tender offer price, by shares of common stock of FX Energy, Inc. outstanding as of October 26, 2015, which includes 54,869,256 shares of common stock issued and outstanding (including shares of restricted stock, but excluding treasury shares).

(2)                                  The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by .0001007.

☒                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,354.13	Filing Party: Kiwi Acquisition Corp.
Form or Registration No.: Schedule TO-T	Date Filed: October 27, 2015

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2015 (as amended or supplemented, the “Schedule TO”) by Kiwi Acquisition Corp., a Nevada corporation (“Merger Sub”) and a wholly-owned subsidiary of ORLEN Upstream Sp. z o.o., a private limited company organized under the laws of Poland (“Parent”). The Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock of FX Energy, Inc., a Nevada corporation (the “Company”), par value $0.001 per share (the “Company Common Shares” or the “Shares”), at a price of $1.15 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated October 27, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Capitalized terms used and not defined herein will have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

Section 12(iii) of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs before the last paragraph under — “Recent Developments Relating to the Company”:

On October 28, 2015, a putative class action lawsuit (Yip v. FX Energy, Inc. et al., Case no. 150907745) on behalf of stockholders of the Company was filed in the Third Judicial District Court for Salt Lake County, Utah against the Company, the Company’s board of directors, Parent and Merger Sub.  The lawsuit alleges, among other things, that the Company’s board of directors breached its fiduciary duties to the Company’s stockholders and that Parent and Merger Sub aided and abetted the Company’s board of directors in breaching their fiduciary duties.  The lawsuit alleges that, among other things, the merger consideration offered for acquisition of the Company by Merger Sub is inadequate and that the Company’s board of directors breached its fiduciary duties in connection with the transactions contemplated by the Merger Agreement by, among other things, failing to maximize stockholder value and agreeing to preclusive deal protection provisions.  The lawsuit seeks, among other relief, enjoinment of the acquisition of the Company by Merger Sub, rescission, to the extent the transaction is already consummated, and damages, attorneys’ and experts’ fees and costs.

On November 2, 2015, an amendment to the putative class action lawsuit originally filed on October 19, 2015 (Richards v. FX Energy, Inc. et al., Case No. A-15-726409-C) on behalf of stockholders of the Company was filed in the Eighth Judicial District Court of Clark County, Nevada against the Company, the Company’s board of directors, Parent and Merger Sub alleging that the Company’s Schedule 14D-9 and the opinion of the Company’s financial advisor, Evercore Group L.L.C. (“Evercore”) omitted material information, including information regarding the four material financial analyses that Evercore conducted: (1) a “Discounted Cash Flow Analysis” (the “DCF Analysis”); (2) a “Peer Group Trading Analysis”; (3) “Precedent M&A Transaction Analysis”; and (4) a “Premiums Paid Analysis”. The complaint alleges that the Company failed to explain whether and how the net asset value (“NAV”) analysis differed from the DCF Analysis and, if Evercore did not perform an NAV analysis in connection with its fairness opinion, plaintiffs contend that the Company must explain why such analysis was not performed.  Additionally, the complaint alleges that the Company did not explain the nature of the conditions attached to the offer received from Parent on September 24, 2015, or why the offer was described as “highly conditioned”.  The lawsuit further alleges that the Company should explain the difference, if any, between Evercore’s (i) comparison of the financial performance by the Company and the valuation multiples implied by the transaction value with those of certain other transactions that Evercore deemed relevant, and (ii) review of certain historical transactions that Evercore deemed relevant. Further, the lawsuit alleges that the Company should have included in its Schedule 14D-9, the following materials: (i) a valuation summary detailing the calculation of fully diluted shares of the Company; (ii) the equity value of the Company at both the unaffected price and the offer price; (iii) the enterprise value of the Company at both the unaffected price and the offer price; and (iv) any pricing multiples Evercore calculated.  The lawsuit also alleges that with regards to Evercore’s DCF Analysis, the Company failed to (i) disclose a definition of free cash flow and whether the same is levered or unlevered; (ii) disclose if the phrase “…delivered by Evercore by applying assumptions…” refers to the cash flows themselves, or to the present value”; (iii) identify, quantify and source the discount rate assumptions and whether it is weighted average cost of capital or cost of equity; (iv) disclose the projection period examined by Evercore; (v) provide adequate explanation of the use of “published government tariffs” to determine the commodity price deck used by Evercore in its analysis (if Evercore departed from management’s projections, the lawsuit contends that such information must also be disclosed); and (v) disclose how the terminal value was determined, and identify, quantify and provide the bases for, the underlying assumptions (if no terminal value was determined by Evercore, explain why that was the case).  The amendment to the lawsuit also alleges that with regards to Evercore’s “Peer Group Trading Analysis”, the Company failed to (i) disclose objective selection criteria and display the observed company-by-company pricing multiples and financial metrics examined by Evercore, and (ii) provide adequate information concerning the adjustments set forth in the analysis set forth on page 24 of Evercore’s “Recommendation Statement”.  Further, the lawsuit contends that the Company failed to (i) disclose the transactions examined by Evercore, (ii) disclose Evercore’s objective selection criteria or (iii) display the observed transaction-by-transaction enterprise values, pricing multiples and financial metrics used by Evercore in its analysis.  The lawsuit alleges that the Company should have provided a table identifying the individual transaction premium figures for each of the 39 public oil and gas transactions reviewed by Evercore and provided one-day, one-week and four-week target share prices for each transaction prior to its announcement.  Finally, the lawsuit alleges that the Company failed to provide the following information regarding management’s financial projections for the Company, broken out into sum-of-the parts detail consistent with the breakout used by Evercore: revenue, EBITDAX (earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses), cash flows, general and administrative expenses, net income, reconciliation of GAAP net income to non-GAAP cash flows, production and synergies.

Parent, Merger Sub and to Parent and Merger Sub’s knowledge, the other defendants have not yet responded to the complaints. Parent and Merger Sub believe the plaintiffs’ allegations in each class action lawsuit are without merit and each intend to contend these allegations vigorously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2015

ORLEN UPSTREAM SP. Z O.O.

By:	/s/ Wieslaw Prugar
Name:	Wieslaw Prugar
Title:	President and CEO

By:	/s/ Wieslaw Strak
Name:	Wieslaw Strak
Title:	Vice President and CFO

KIWI ACQUISITION CORP.

By:	/s/ Grzegorz Derecki
Name:	Grzegorz Derecki
Title:	President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated October 27, 2015.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press release issued by PKN ORLEN on October 13, 2015.

(a)(5)(B)*	Summary Advertisement as published in the New York Times on October 27, 2015.

(a)(5)(C)*	Press release issued by PKN ORLEN on October 27, 2015 as set forth at http://www.orlenupstream.pl/EN/Press/PressReleases/Pages/default.aspx.

(a)(5)(D)	Press release issued by the Company on October 29, 2015 incorporated by reference to Amendment No. 1 to the Schedule 14D-9 filed by the Company on October 29, 2015.

(b)	Not applicable.

(d)(1)*

Agreement and Plan of Merger dated as of October 13, 2015 CET (October 12, 2015 MST) by and among Parent, Merger Sub and the Company incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 14, 2015.

(d)(2)*	Confidentiality Agreement by and between Company and Parent dated as of April 20, 2015.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.